August 31, 2009

By Electronic Submission

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Red Hat, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2009
Filed April 29, 2009
File No. 001-33162

Dear Mr. Gilmore:

Set forth below, please find our responses to the comments regarding the above referenced filing provided by you in your letter to us dated August 17, 2009.

All responses set forth below are keyed to the headings and numbers used in your letter.

Form 10-K for the Fiscal Year Ended February 28, 2009

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed June 26, 2009)

Compensation Discussion and Analysis

Annual Cash Bonus

Bonus Amount Based on Individual Performance, page 34

1.	We note your response to prior comment number 5, in which you elaborate on certain individual performance goals used to determine cash bonus amounts for your named executive officers for fiscal 2009. Please clarify in your response and in future filings whether each of your named executive officers has the same or different individual performance goals, as this matter is unclear from the information provided to date. If the named executive officers have different goals, please identify the individual goals for each named executive officer, to the extent material to an understanding of your compensation policies and decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Mr. Patrick Gilmore

August 31, 2009

Response:

The goals described in our response letter included both common goals and goals for which one or more of the named executive officers had principal responsibility, as indicated below:

•	Improving employee understanding of, and engagement with, the Company’s strategy and brand (all named executive officers).

•	Completing a strategic planning process (all named executive officers).

•	Enhancing our reputation in a specified market (Paul Cormier).

•	Improving the coordination of our outreach to external open source community organizations (Michael Cunningham).

•	Extending the ecosystem related to our products (Alex Pinchev).

•	Enhancing the consistency of internal reports (Charles Peters).

•	Improving the integration of our technology roadmap with product and field marketing (Alex Pinchev and Paul Cormier).

•	IT improvements (Charles Peters).

We will provide similar disclosure in future filings.

2.	In addition, please explain how you concluded that the individual performance goals for your named executive officers were achieved at the 125% level when determining cash bonus awards for fiscal 2009, as disclosed on page 33 of your proxy statement. Advise whether the compensation committee makes a subjective determination based solely on qualitative individual performance measures. In this regard, we note that you refer on page 33 to the “assessment of individual performance against pre-determined quantitative and qualitative measures” used to determine cash bonuses, but it appears from your response letter and disclosure elsewhere in your filing that the individual performance goals are all qualitative in nature. Further, although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight into how qualitative inputs are translated into actual determinations regarding executive compensation. Please provide conforming disclosure to the extent applicable in future filings.

Response:

In fiscal 2009, the Compensation Committee determined that the individual performance goals for each named executive officer were achieved at the 125% level in the following manner:

•	Each named executive officer provided the CEO with an assessment of his achievement with respect to individual performance goals;

•

The CEO reviewed each self-assessment and used subjective judgment to evaluate the achievement level of the individual performance goals, the relative importance of each individual goal and the effort required to achieve such goal.

Mr. Patrick Gilmore

August 31, 2009

•

The CEO then submitted to the Compensation Committee a recommendation relating to each named executive officer’s level of achievement. In fiscal 2009, the CEO recommended that individual achievement for each named executive officer be limited to a maximum of 125% due to the Company’s financial and stock price performance during that period.

•

The Compensation Committee considered the CEO’s recommendation and used its own subjective judgment to evaluate the achievement level, the relative importance of each individual’s goals and the effort required to achieve them.

In making this subjective determination for certain goals, the CEO and Compensation Committee took into account, among other considerations, employee survey results and data with numerical or quantitative elements. We do not believe that the numerical elements considered in connection with the calculation of bonus amounts relating to individual performance goals in fiscal 2009 are material to an understanding of our compensation policies and decisions. We will clarify how the results for the achievement of individual performance goals are determined in future filings.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, please contact me at (919) 754-4184.

Sincerely,

/s/ Michael R. Cunningham
Michael R. Cunningham
Executive Vice President & General Counsel
Red Hat, Inc.

cc:	Mark P. Shuman
Branch Chief – Legal
Securities and Exchange Commission

Katherine Wray
Staff Attorney

Mr. Patrick Gilmore

August 31, 2009

Securities and Exchange Commission